UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. )*

FORSYTH BANCSHARES, INC. (Name of Issuer)
Common Stock in Bank Holding Corp. (Title of Class of Securities)
8500097, FB0008, FB0024 (CUSIP Number)
James J. Myers James J. Myers, CPA 119 W. Courthouse Square Cumming, GA 30040 770-887-8529 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 30, 2002 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   (  )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 8500097, FB0008, FB0024

1.	Names of Reporting Persons. Charles R. Smith and C&E Family Partnership, LP I.R.S. Identification No. 58-2502042

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization US

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 50,000

	8.	Shared Voting Power 50,000

	9.	Sole Dispositive Power 50,000

	10.	Shared Dispositive Power 50,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 100,000

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 6.25%

14.	Type of Reporting Person IN
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Item 1. Security and Issuer Forsyth Bancshares, Inc. Common Stock Citizens Bank of Forsyth County 651 Veterans Memorial Blvd. Cumming, GA 30040

Item 2. Identity and Background.

(a)	Name: Charles R. Smith

(b)	Residence or business address: 6135 Polo Drive Cumming, GA 30040

(c)	Present Principal Occupation or Employment: Judge, Cumming Municipal Court 301 Veterans Memorial Blvd. Cumming, GA 30040

(d)	Criminal Conviction: NO

(e)	Court or Administrative Proceedings: No

(f)	Citizenship: United States

Item 3. Source and Amount of Funds or Other Consideration: $425,000 Borrowed from C&E Family Partnership, LP of which Charles Smith is a managing general partner

Item 4. Purpose of Transaction

            State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

                  Securities were acquired by Charles R. Smith by virtue of an option he had as a director of the issuer. For the purpose of transferring said securities to C&E Family Partnership, LP of which he is a managing general partner, as a long term investment for himself and family.

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(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;
None
(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;
None
(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;
None
(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
None
(e) Any material change in the present capitalization or dividend policy of the issuer;
None
(f)

Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

None
(g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
None
(h)

Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

None
(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
None
(j) Any action similar to any of those enumerated above.
None

Item 5. Interest in Securities of the Issuer.

(a)	100,000 Shares of 1,600,000 Shares issued = 6.25%

(b)	Charles R. Smith 50,000 Shares C&E Family Partnership, LP 50,000 Shares All rights can be exercised on both

(c)	None

(d)	Charles Smith's wife, Evelyn S. Smith, as a managing general partner of C&E Family Partnership, LP also has full rights over its 50,000 shares

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer. None other than shown in item 5 above
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Item 7. Material to be Filed as Exhibits. None.

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 13, 2003
By:	/s/ Charles R. Smith Charles R. Smith
Title:	Director

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